EXHIBIT 99.2
                                                                    ------------


NEWS RELEASE

JANUARY 3, 2005


ARC ENERGY TRUST ANNOUNCES $240 MILLION CAPITAL EXPENDITURE BUDGET
FOR 2005 AND MINOR ACQUISITION IN EXISTING CORE AREA
--------------------------------------------------------------------------------

CALGARY, JANUARY 3, 2005 (AET.UN AND ARX - TSX) ARC Energy Trust ( the "Trust" or "ARC") announced today that its Board of Directors has approved a $240 million Capital expenditure budget for 2005.

John Dielwart, ARC's President and CEO, said, "We have a number of exciting development projects that should allow us to maintain full year production at levels comparable to the second half of 2004 and lay the ground work for future activity. Major development projects will be undertaken in all of our key core areas emphasizing the diversity and depth of our portfolio of internal growth opportunities. A number of additional key initiatives involving Natural Gas from Coal (NGC) programs, new moderate risk exploration opportunities within core areas, and advanced technology to increase productivity and reserves will also be pursued."

HIGHLIGHTS OF THE 2005 BUDGET

     o A third consecutive year of $0.15 / month distributions - assuming prices comparable to the existing forward commodities market

     o Production target of approximately 54,800 boe/d comprised of 26,500 bbl/d of crude oil and NGL's and 170 mmcf/d of natural gas

     o Capital expenditure budget of $240 million, reflecting an approximate 290 gross operated well drilling program, both of which are record levels for ARC

     o   Operating costs are expected to be maintained at approximately $7/boe

CAPITAL PROGRAM

The $240 million capital program is a $40 million increase over estimated 2004 capital expenditures. The increase in the budget relative to 2004 expenditures is a result of:

     o New strategic opportunities including NGC (also known as coal bed methane), an increased focus on moderate risk exploration, and testing advanced technologies to improve production and reserves

     o Increases in the land and seismic budget to better position ARC for future development

     o   Increases in the costs of supplies and services

All ARC core areas have significant opportunities for continued development and growth with the largest capital programs being focused on our Northern Alberta/BC core area. At our Prestville oil discovery, technical work has confirmed the new Slave Point D pool is amenable to waterflooding and three to five more development wells will be drilled in 2005. This will be followed by waterflood facilities construction and injector conversions. With the government application process already underway, we anticipate a ramp up in production volumes towards year end 2005. Also in Northern Alberta at Ante Creek we intend to drill up to 14 vertical infill wells in 2005 to further expand production as a followup to a successful drilling program in 2004 that resulted in a 100 per cent success rate on ten outstep wells. At Dawson in northeast BC, our plans are to continue the successful gas development activities with the drilling of six wells. In the first quarter of 2005 we will be expanding processing capacity at Dawson to handle increased throughput.

January 3, 2005
News Release
Page 2 of 6
--------------------------------------------------------------------------------


Throughout ARC's other core areas, numerous development activities will take place. In southeast Alberta and southwest Saskatchewan a record 160 gross wells will be drilled by ARC targeting shallow gas as part of our ongoing multi-year staged development program. In addition, compression projects to further optimize production and reduce operating costs will be undertaken. In Pembina as many as 26 gross wells will be drilled targeting our traditional Cardium oil horizon as well as drilling and building on more recent successes in deeper Cardium gas and shallow Edmonton sands gas. In southeast Saskatchewan as many as 22 gross wells will be drilled as part of ARC's continued development of our numerous fields in the area. In Central Alberta a significant ramping up of activity will continue with 38 gross wells budgeted in 2005 for shallow oil and gas targets.

We are expecting the capital program in 2005 to replace natural declines based on the success experienced with ARC's 2004 development program.

The budgeted capital expenditures for 2005, by type are:

($ million)                                                      2003 (ACTUAL)        2004 (ESTIMATE)         2005 (BUDGET)
Development Drilling                                                  103                   149                    161
Facilities & Pipelines                                                 26                    16                     18
Natural gas from coal (NGC)                                             -                     -                      7
Maintenance                                                            14                    13                     15
Optimization                                                            -                     3                      6
Exploration                                                             -                     6                     12
Land                                                                    4                     5                      9
Seismic                                                                 6                     4                      5
Other                                                                   3                     4                      7
                                                               -----------------------------------------------------------------
Total                                                                 156                   200                    240


OPERATED WELLS DRILLED (GROSS)                                   2003 (ACTUAL)        2004 (ESTIMATE)         2005 (BUDGET)
Natural Gas wells                                                     154                   150                    221
Oil Wells                                                              46                    44                     69
                                                               -----------------------------------------------------------------
Total                                                                 200                   194                    290


2005 CAPITAL BUDGET BY AREA:

($ million)                                                       2003 (ACTUAL)        2004 (ESTIMATE)        2005 (BUDGET)
Northern Alberta and British Columbia                                  62                    96                    104
Drayton Valley                                                         13                    21                     29
Central Alberta                                                        19                    18                     31
Southeast Alberta & Southwest Saskatchewan                             27                    29                     34
Southeast Saskatchewan                                                 27                    31                     35
Corporate                                                               8                     5                      7
                                                               -----------------------------------------------------------------
Total                                                                 156                   200                    240

January 3, 2005
News Release
Page 3 of 6
--------------------------------------------------------------------------------


PRODUCTION VOLUMES

Target production volumes for 2005 are approximately 54,800 boe/d, which includes downtime for maintenance and unplanned outages. Production is expected to be lower in the second and third quarters as a result of post breakup declines as well as planned maintenance activities, but should increase in the fourth quarter with success from the record capital program to a target 2005 exit rate of 57,500 boe/d. These higher volumes are expected to carry over into the following year providing a strong start in 2006.

The anticipated 2005 volumes do not reflect any additional acquisitions or dispositions. Through the normal course of business, minor acquisitions and dispositions are expected to occur which could impact the forecast volumes.

Despite continued pressure on industry costs, ARC expects to be able to maintain operating costs at approximately $7.00 per boe.

ACQUISITION

The Trust has closed the purchase of a group of private oil and gas companies for total consideration of approximately $41 million effective December 31, 2004. All of the assets of the companies purchased are long-life shallow gas assets in ARC's southwest Saskatchewan/southeast Alberta core area, with almost 60 per cent of the value attributed to properties operated by ARC. ARC has attributed $32 million of value to working interest properties with 595 boe/d of production and approximately 3.5 million boe of proved plus probable reserves. The remaining $9 million of value is attributed to royalty interests on various lands with production of 125 boe/d which generated an estimated $1.8 million of cash flow in 2004. The acquisition closed on December 31 and was paid for with cash on hand. The production volumes have been included in our 2005 estimates.

GENERAL AND ADMINISTRATIVE ("G&A") EXPENSE

The oil and gas industry in Canada is experiencing record high activity levels which has created challenges for the industry as the supply of skilled personnel is tight. This has resulted in upward pressure on employee compensation and on the costs of services to the industry. At ARC, we are proud of our highly skilled and capable workforce, consequently we have adjusted our compensation and benefit programs to ensure we remain competitive which has resulted in an increase in G&A expenses when compared to 2004.

In 2004, ARC replaced its "Trust Unit Incentive Plan" with a new "Whole Unit" Long-Term Incentive Plan (LTIP) as part of its total compensation program. Under the new Whole Unit Plan, participants receive Restricted Units ("RTU") and Performance Units ("PTU"). Each RTU entitles the holder to receive an amount in cash equal to the aggregate current market value of the number of Units designated in the award with one-third of the award vesting on each of the first, second and third anniversary dates of the date of the grant. Each PTU entitles the holder to receive on the third anniversary of the date of the grant an amount in cash equal to the aggregate current market value of the number of Units designated in the Performance Award multiplied by a performance multiplier which is based as to 75 per cent on the percentile rank of the Trust's Total Unitholder Return and as to 25 per cent on the percentile rank of the Trust's Recycle Ratio relative to a peer comparison group.

The value of this plan is based on the market price of the underlying trust units in addition to accumulated distributions. A non-cash G&A expense is recorded each period in the statement of income as the liability is accrued. On the anniversary dates of the awards, a cash payment will be made resulting in a reduction in cash flow. Vesting under the current plan will occur in the second

January 3, 2005
News Release
Page 4 of 6
--------------------------------------------------------------------------------


quarter of each year. To the end of the third quarter of 2004, a non-cash G&A expense of $1.5 million had been accrued for the Whole Unit Plan.

The second quarter of 2005 will see the first cash payment made under the Whole Unit plan resulting in an increase in the Trust's cash G&A expense when the first third of the RTU's vest. ARC believes that this new plan provides better alignment of the interests of employees and unitholders and provides more transparency with regards to the full cost of attracting and retaining a highly skilled workforce.

($ million)                                                       2003 (ACTUAL)        2004 (ESTIMATE)         2005 (BUDGET)
Base G&A Costs                                                        19.1                  21.6                   24.0
Cash costs for Whole Unit Plan (estimated)                               -                     -                    1.1
                                                               -----------------------------------------------------------------
Total Cash Costs                                                      19.1                  21.6                   25.1
LTIP - Non-cash                                                          -                   2.3                    3.6
Incentive Rights - Non-cash                                            3.5                   7.1                    2.0
                                                               -----------------------------------------------------------------
Total G&A                                                             22.6                  31.0                   30.7

RISK MANAGEMENT AND HEDGING ACTIVITIES

As part of ARC's overall strategy to provide stable, dependable distributions, ARC has historically entered into a variety of hedging transactions designed to mitigate changes in commodity prices and the resulting impact on distributions. Historically, the Trust focused on protection of the downside risk by giving up some or all of the upside potential in the event of commodity price increases. After an extensive review of historical commodity markets and hedging strategies, the Trust decided to further evolve its hedging methodology. Going forward, the Trust expects to manage the downside risk while allowing for more participation in commodity price increases by making more effective use of purchasing "floors".

During the fourth quarter of 2004, the Trust chose to unwind a number of commodity and foreign exchange hedges that were in place for 2005 so as to allow for increased participation in potential commodity price increases. Both the oil and foreign exchange positions were immediately re-hedged using floors for oil and swaps for foreign exchange, with ARC now participating in the upside on 85 per cent of the Trust's total production (82 per cent of oil and 87 per cent of natural gas) with downside protection at various levels. As the year progresses, ARC may layer in additional out of the money puts (floors) and calls (price ceilings) on a month by month basis, to reduce the overall cost of the hedging program

The oil and natural gas tables below show ARC's average hedged price and corporate price in 2005 based on a range of commodity prices. The foreign exchange table shows gains and losses for a range of CAD/USD rates.

OIL
Oil Price (USD WTI)                                                        $30.00        $40.00        $50.00         $60.00
ARC's Average Hedged Price net of premiums (USD)                           $37.28        $37.97        $39.95         $46.30
Calculated Average Price on Forecast Volumes (USD)                         $33.68        $38.97        $44.93         $53.09

January 3, 2005
News Release
Page 5 of 6
--------------------------------------------------------------------------------


NATURAL GAS
Gas Price (CAD GJ)                                                         $6.00          $7.00         $8.00          $9.00
ARC's Average Hedged Price net of premiums (CAD)                           $6.51          $6.84         $7.64          $8.33
Calculated Average Price on Forecast Volumes (CAD)                         $6.18          $6.96         $7.87          $8.76

FOREIGN EXCHANGE
Foreign Exchange Rate (CAD/USD)                             $0.78          $0.80          $0.82         $0.84          $0.86
Gains or (Losses) - $CAD Million                             (8.2)          (2.6)           2.5           7.0           11.1

Additional information on ARC's hedging program can be found on our website (www.arcenergytrust.com).

FUNDING OF THE 2005 CAPITAL PROGRAM

The Trust's current plan is to finance the $240 million capital program as follows:

     o   Approximately 45 per cent from 2005 budgeted cash flow

     o 15 per cent through ongoing distribution re-investment proceeds and proceeds from the exercise of employee Rights

     o   Approximately 40 per cent by accessing the Trust's credit facilities

     o Projected 2005 year end net debt of the Trust would be approx $385 million which should be less than 1.0 times cash flow

The above estimates are based upon the Trust's budget commodity prices of US$40.00/Bbl WTI and an average AECO price of $6.25/gj. The percentages will change with changes in commodity prices. The above assumes that there are no significant acquisitions during the year.

DISTRIBUTION POLICY

ARC believes it is essential to focus on production replacement activities partially funded by cash flow in order to enhance long-term unitholder returns. The actual amount of cash flow withheld to fund the Trust's capital expenditure program and annual contribution to the Trust's reclamation fund is dependent on the commodity price environment and is at the discretion of the Board of Directors. This has resulted in payout ratios ranging from a high of 90 per cent in 2001 to a low of 71 per cent in 2003. In times of high commodity prices, ARC withholds a greater percentage of cash flow so that more of the capital program can be funded internally.

Monthly cash distributions for the first quarter of 2005 have been set at $0.15 per trust unit subject to review monthly based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time. Using forward curve commodity prices currently available, ARC would anticipate paying out approximately 70 to 75 per cent of cash flow to unitholders in 2005.

RECLAMATION FUND

As at September 30, 2004 the Trust's reclamation fund stood at $20.3 million. The Trust's budget incorporates a contribution of $6 million to the fund in 2005 to provide for the eventual abandonment of the Trust's oil and gas properties. For the 2005 fiscal period the Trust plans on withdrawing $4 million from the reclamation fund to spend on ongoing reclamations and well abandonments.

January 3, 2005
News Release
Page 6 of 6
--------------------------------------------------------------------------------


DETAILED GUIDANCE

PRODUCTION                                                     2003 (ACTUAL)        2004 (ESTIMATE)         (2005 BUDGET)
Oil (bbls/d)                                                       22,886                 22,900                22,800
NGL's (bbls/d)                                                      4,086                  4,000                 3,700
Gas (mmcf/d)                                                        164.2                    177                   170
Total (boe/d)                                                      54,335                 56,400                54,800

COSTS AND EXPENSES ($/BOE)                                     2003 (ACTUAL)        2004 (ESTIMATE)         2005 (BUDGET)

Operating Costs                                                    $ 7.10                 $ 6.80                $ 7.00
Transportation Costs                                               $ 0.60                 $ 0.70                $ 0.70
Cash G&A Expenses                                                  $ 0.96                 $ 1.05                $ 1.25
Non-cash G&A Expenses                                              $ 0.18                 $ 0.45                $ 0.30

Interest                                                           $ 0.93                 $ 0.70                $ 0.75
Taxes                                                              $ 0.09                 $ 0.15                $ 0.15
DD&A                                                               $11.02                 $11.30                $11.40
Weighted Average Units Outstanding (millions)                       154.7                    186                   191


ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $3.6 billion. The Trust currently produces approximately 55,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. A number of factors may cause the actual results achieved to vary from projections, anticipated results or other information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
 Telephone: (403) 503-8600   Fax: (403) 509-6417   Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9
                             www.arcenergytrust.com